Filed Pursuant To Rule 433
Registration No. 333-167132
August 4, 2010
An Overview of Gold: For Now, It’s Golden
BY TOM ANDERSON, CFA, HEAD OF STRATEGY AND RESEARCH, INTERMEDIARY BUSINESS GROUP, STATE STREET GLOBAL ADVISORS

On November 3, 2009, India stunned the world when its central bank, the Reserve Bank of India, purchased 200 tons of gold, worth $6.7 billion and equal to approximately 8 percent of the world’s annual gold-mine production. The purchase, considered the largest by a central bank in 30 years, was viewed by many as “a signal governments around the world are becoming increasingly uncomfortable about the sliding value of the US dollar.”1

The short-term impact of India’s purchase from the International Monetary Fund was to propel the spot price of gold in nominal terms to a new record high of $1,085 per ounce on that day. Subsequently, gold reached a 2009 peak price of $1,226 an ounce on December 3, falling to $1,097 an ounce by year end.
On an inflation-adjusted basis, the spot price of gold remains well below the interim month high of $873 an ounce hit on January 21, 1980, a time when the rate of inflation in the US was heading towards 20% and investors were worrying about the Soviet presence in Afghanistan and the fallout from the Iranian Revolution.
India was not the only large buyer of gold in 2009. Numerous institutions have been attracted by the investment attributes of gold — as a diversifier, as a safe haven during volatile times and as a hedge against inflation and dollar weakness. Hedge funds, asset managers, broker/dealers, pension funds and endowments have all turned to gold as exemplified by their holdings in gold exchange traded products (ETPs). SPDR® Gold Shares, for example, held $40.2 billion in gold bullion as of December 31, 2009 for a similar cross section of institutional investors ranging from hedge funds to endowments.
Acknowledging the appeal and challenges for an institutional investor of investing in gold, Shayne McGuire, Managing Director and Head of Global Research at the Teachers Retirement System of Texas, recently said, “Within a portfolio setting, gold can make tremendous sense.” In their September 30, 2009 13F filing, the Teachers Retirement System of Texas said they had increased their position in SPDR Gold Shares by $144 million. According to McGuire, “we added gold as a tactical position for a number of reasons. We see gold benefiting from increased central bank purchases, from rising affluence in Asian countries, from continuing weakness in the US dollar, and from limited supply from mining production.”
However, despite gold’s stunning performance in recent years as it’s benefited from tight supply and strong demand, it should be remembered that gold has not always performed that well as an investment. From its January 1980 peak, the price of gold subsequently declined to trade mostly in the narrow $300 to $400 an ounce range for the next two decades. In fact, it took nearly twenty seven years for the price of gold to top its 1980 peak on January 9, 2008. As we’ll see, the ups and downs of the price of gold are determined by many hard-to-predict variables that can impact the fragile balance between supply and demand.
FIGURE 1: HISTORICAL PRICE OF GOLD (US$/OZ, END OF PERIOD) AND REAL GOLD PRICE (JAN 1974 = 100)
Source: Global Insight, World Gold Council.
THE VARYING SUPPLY AND DEMAND DYNAMICS OF GOLD
Like oil, gold supply is impacted by the ability of producers to identify and deliver newly mined gold to the market. Unlike oil, however, gold is not consumed or destroyed in its use, and there is the ability to recycle above-ground stocks to add to supply. Central banks, or the so-called official sector, are significant owners of gold reserves and also return a certain amount of supply to the market each year. Over the 5 year period (2004–2008), 59% of gold supply came from newly mined production, 28% from recycling of fabricated products such as jewelry, and 13% from net official sector sales.
continued on next page

Gold mining takes place on every continent except Antarctica. The supply sources are more geographically diverse than ever before, with China, the United States, South Africa and Australia all producing between 200 and 300 tons each of newly mined gold in 2008. However, mine production has declined since 2001, from a high of nearly 2,650 tons to just over 2,400 tons in 2008.
Because gold is virtually indestructible, practically all of the gold that has ever been mined still exists. Of the 163,000 tons of above ground stocks of gold currently estimated to be in existence, the GFMS Group calculates that 51% is held in the form of jewelry, 18% is in the hands of the official sector, 17% is with investors, 12% is in industrial products and 2% is unaccounted for.
Official sector supply stands at 28,700 tons, down from the 38,000 tons in the 1960s. From 1980 through the third quarter of 1999, many central banks systematically reduced their gold holdings which was a major factor in depressing the price of gold in those two decades.
However, in September 1999, a group of European Central Banks signed the first Central Bank Gold Agreement (CBGA1) to limit official sector gold sales to 400 tons a year for five years. CBGA2 was signed in 2004, and in August 2009, a third five-year CBGA agreement was announced, reducing the annual ceiling to 400 tons which includes the IMF’s planned sale of 403 tons, half of which was already purchased by the Reserve Bank of India.
FIGURE 2: SUPPLY AND DEMAND FLOWS FOR GOLD
5-YEAR AVERAGE SUPPLY FLOWS (2004-2008)
Source: GFMS, World Gold Council
Gold demand comes from three sources: jewelry, industry and investment. In the five years from 2004 through 2008, annual demand for gold was 3,599 tons on average. The primary source of demand comes from jewelry, accounting for 68% of total demand over the five years. Investment demand, which includes both retail demand — largely gold coins and bars — and ETPs, accounted for 20% of aggregate demand during the same 2004-2008 period. Industrial demand, which comprises electronics’ consumption as well as medical and dental uses, represented the remaining 12%.
The demand factors can vary considerably from year to year. In 2008, for example, jewelry demand fell dramatically to 62% from the average 68% of total demand, reflecting the poor economic environment.
However, even as jewelry demand fell in 2008, investment demand rose to 25% from the average 20% of total demand as gold was used as a safe haven investment. Overall investment demand has more than tripled since 2004, much of it driven by the availability of gold exchange traded funds.
THE INVESTMENT CASE FOR GOLD: A POSITIVE PRICE OUTLOOK AND DIVERSIFICATION BENEFITS
As with any asset class, investors turn to gold for both tactical and strategic investment reasons. The tactical case has been driven by the positive price outlook associated with strong demand and tight supply for gold. The strategic case is driven by the investment diversification benefits of gold.
GOLD AS A PORTFOLIO DIVERSIFIER
One of the most compelling reasons to own gold is to help diversify a portfolio. Gold’s diversification benefits are manifold. As can be seen in Figure 3 below, gold’s correlations are exceptionally low to traditional equities and bonds as well as to broader commodity indexes.
FIGURE 3: GOLD CORRELATION TO MAJOR ASSET CLASSES
(INCLUDING THE US DOLLAR INDEX)
10 YEAR CORRELATIONS WITH GOLD (OCTOBER 1999-SEPTEMBER 2009)
Source: Zephyr Style Advisor, SSgA Strategy & Research.
continued on next page
www.spdru.com

GOLD AS AN INFLATION HEDGE
Gold has been used as a hedge against inflation for centuries. Since 1973, when the price of gold became free-floating, gold has provided an annualized real rate of return of 1.8% over the US consumer price index (CPI). Gold has tended to see its strongest price performance in years of high inflation such as 1980, providing an average real return of 14.9% in years in which CPI has been greater than 5%.
GOLD AS A DOLLAR HEDGE
Gold has historically demonstrated an inverse relationship to the dominant global currency — currently the US dollar. Over the past 10 years, the correlation of gold to the US Dollar Index, a trade-weighted basket of non-US currencies, was -0.49.
GOLD AS A SAFE HAVEN ASSET
Gold has long enjoyed a reputation as a safe haven asset and tends to trigger investor interest during periods of uncertainty. The market crisis of 2008 was no exception. The price of gold rose for the eighth consecutive year, climbing 4.3% in a year in which the S&P® 500 fell 37%, MSCI EAFE dropped 43%, and broader commodity indexes such as the S&P GSCI Index fell 43%.
FOR NOW, IT’S GOLDEN
So at least for now, the overview for gold is golden. But as gold’s history tells us, that can always change and change very quickly.

ETF RESOURCES AT STATE STREET GLOBAL ADVISORS
STRATEGY & RESEARCH
The Strategy & Research group is responsible for the development of research and content for the ETF marketplace. With a focus on educating financial intermediaries about the ETF market, the team assists investment professionals in the development of ETF solutions for their clients. Additionally, the group provides investment professionals with investment research and support services on exchange traded funds, mutual funds and separate accounts.
To contact State Street’s Strategy & Research team, email sr@ssga.com.
SPDR UNIVERSITY
Brought to you by State Street’s family of SPDR ETFs, SPDR University is a free online educational resource dedicated to providing investment professionals with the education and training they need to stay ahead of the market and be precisely in tune with their clients. Log on to SPDR University to access rich educational content and start earning CE credits anytime, from anywhere. Download client-ready materials, webcasts, interactive presentations, succinct materials, audiocasts, and research papers.
To register, go to www.spdru.com today.
ETF SALES AND MARKETING
For more information about our ETFs or how to invest, please call 866.787.2257.
WEB RESOURCES
For rich ETF content and comprehensive information on our ETFs—please visit: www.spdrs.com.
PORTFOLIO TOOLS
THE SSGA PORTFOLIO ANALYZER is a web-based portfolio analysis and proposal tool that enables investment professionals to quickly evaluate and assess an investment portfolio.
THE SSGA PORTFOLIO CONSTRUCTORSM is a comprehensive web-based portfolio design and proposal tool that enables investment professionals to model, analyze, and construct portfolios utilizing a variety of investment products and investor profiles. It provides a greater level of detail, analysis and functionality than the SSgA Portfolio Analyzer.
THE SSGA CORRELATION TRACKER is a web-based tool that allows investors to view the correlation of two or more ETFs and stocks using historical pricing information.
To use our web tools, visit: www.spdrs.com.
BLOOMBERG PAGE
SPDR
www.spdru.com
continued on next page

State Street Global Advisors
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.787.2257
1 Alia McMullen, “India Propels Gold to New High,” Financial Post, November 4, 2009.
FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR USE WITH THE PUBLIC.
This material is for your private information. The views expressed in this material are the views of SSgA through the period ended December 30, 2009 and are subject to change based on market and other conditions. The information provided does not constitute investment advice and it should not be relied on as such. All material has been obtained from sources believed to be reliable, but its accuracy is not guaranteed. This document contains certain statements that may be deemed forward-looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected. Past performance is no guarantee of future results.
Investing in gold, commodities or other precious metals is a speculative activity. Prices are affected by factors such as cyclical economic conditions, political events and monetary policies of various countries. Gold, commodities and other precious metals are also subject to governmental action for political reasons. Markets, therefore, may be volatile and there may be sharp fluctuations in prices.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MCGRAW-HILL HAVE ANY LIABILITY FOR ANY SPECIAL PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF DAMAGES.
This material must be delivered with a prospectus. The prospectus contains material information about the SPDR® Gold Trust (the “Trust”) and the SPDR® Gold Shares (the “Shares”) which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the Shares.
The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust, or any underwriter or any dealer participating in the offering, will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.
Statement Regarding Forward-Looking Statements
This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust’s operations, the plans of the World Gold Trust Services LLC (the “Sponsor”) and references to the Trust’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including, but not limited to fluctuations in the price of gold; reductions in the amount of gold represented by each Share due to the payment of Trust expenses and the impact of the termination of the fee reduction under the Trust Indenture; purchasing activity in the gold market associated with the purchase of Baskets, or blocks of 100,000 shares, from the Trust; unanticipated operational or trading problems; the lack associated with ownership of shares; the lack of a market for the Shares; the level of support from the World Gold Council; competition from other methods of investing in gold; the impact of large-scale distress sales of gold in times of crisis; the impact of substantial sales of gold by the official sector; the effect of a widening of interest rate differentials between the cost of money and the cost of gold; the loss, damage, theft or restrictions on access to the Trust’s gold; the lack of adequate sources of recovery if the Trust’s gold is lost, damaged, stolen or destroyed, including a lack of insurance; the failure of gold bullion allocated to the Trust to meet the London Good Delivery Standards; the failure of sub-custodians to exercise due care in the safekeeping of the Trust’s gold; the limited ability of The Bank of New York Mellon (the “Trustee”) and HSBC (the “Custodian”) to take legal action against sub-custodians; the insolvency of the Custodian; the Trust’s obligation to reimburse the Purchaser and State Street Global Markets, LLC (the “Marketing Agent”) for certain liabilities in the event the Sponsor fails to indemnify them; competing claims over ownership of intellectual property rights related to the Trust; and other factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or Marketing Agent’s expectat ion or projections.
The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.
Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor expects the value of an investment in the Shares to similarly decline proportionately.
Not FDIC Insured – No Bank Guarantee – May Lose Value
Shareholders of the Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee of the Trust is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
For more complete information, please call 866.320.4053 or visit www.spdrgoldshares.com today.
Investing involves risk including the risk of loss of principal.
The Barclays Capital Global Treasury ex-U.S. is a trademark of Barclays Capital, Inc.
Dow Jones, “Dow Jones U.S. Select REITSM,” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by State Street Global Advisors (SSgA).
Standard & Poor’s S&P Indices are registered trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.
The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. (“McGraw-Hill”). No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by McGraw-Hill.
Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation.
Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 1.866.787.2257 or visit www.spdrs.com. Read it carefully.
© 2010 State Street Corporation. All Rights Reserved.      IBG-1353      Exp. Date: 4/30/2010     IBG.EDU.OOG.0210
www.spdru.com

First issued: February 22, 2010. This Free Writing Prospectus is being filed in reliance on Rule 164(b).
SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.